UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2012

Commission File No. 0-31076

TERYL RESOURCES CORP.
Registrant's Name

#240 – 11780 Hammersmith Way, Richmond, BC V7A 5E9
Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F
Form 20-F  ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes   ☐       No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.          Document

99.1                      News release dated April 12, 2012.
99.2                      Material Change Report dated April 17, 2012.
99.3                      News release dated April 26, 2012.
99.4                      Interim financial statements for the nine months ended February 29, 2012.
99.5                      Management Discussion & Analysis for the nine months ended February 29, 2012.
99.6                      52-109FV2 CFO Certification dated April 30, 2012.
99.7                      52-109FV2 CEO Certification dated April 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERYL RESOURCES CORP.
(Registrant)

By:	/s/ John Robertson
John Robertson,
President

Date    May 16, 2012